Exhibit 99.1

Mercurity Fintech Holding Inc. Announces US$10 Million Private Placement

BEIJING, China, April 13, 2021, (PRNewswire) – Mercurity Fintech Holding Inc. (“MFH” or the “Company”) (Nasdaq: MFH), today announced that three investors, namely Kaiyu Chen, Baibang Technology Co., Ltd. and Le Chai Wow Group Holding Ltd, have agreed to purchase a total of 537,143,470 ordinary shares of the Company (“Ordinary Shares”) and warrants to purchase up to 537,143,470 Ordinary Shares (the “Warrants”) for an aggregate consideration of US$10,000,000, to be settled in the form of 172.9354 bitcoins.

The transaction is subject to customary closing conditions and the closing is expected to take place in the near future. The investors have agreed to a contractual lock-up restriction of their shares to be acquired in the transaction for 180 days after the closing. The securities issuance is exempt from registration under the Securities Act of 1933, as amended, (the “Securities Act”) in compliance with Regulation S under the Securities Act.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "aim," "anticipate," "believe," "estimate," "expect," "hope," "going forward," "intend, " "ought to, " "plan, " "project," "potential," "seek," "may," "might," "can," "could," "will," "would," "shall," "should," "is likely to" and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about the Company's beliefs and expectations are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this press release is as of the date of this press release and is based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact:

Xingyan Gao

Mercurity Fintech Holding Inc.

ir@mercurity.com

Tel: +86 (10) 5360 6428